[ALPINE 4 LETTERHEAD]

Larry Spirgel
Assistant Director
Christie Wong
Staff Accountant
Robert S. Littlepage
Accounting Branch Chief
Paul Fischer
Attorney-Advisor
William Mastrianna
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 4561
Washington, D.C. 20549-3561

November 16, 2015

RE:	Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.)
Amendment No. 4 to Registration Statement on Form S-4
Filed November 3, 2015
File No. 333-199840
Your Letter Dated November 13, 2015

Dear Ms. Wong and Messrs. Spirgel, Littlepage, Fischer, and Mastrianna:

This correspondence is in response to your letter dated November 13, 2015, in reference to the filing by Alpine 4 Technologies Ltd. (formerly Alpine 4 Automotive Technologies Ltd.) (the “Company”) of Amendment No. 4 to the Company’s registration statement on Form S-4, File No. 333-199840 (the “Registration Statement”) filed November 3, 2015, on behalf of Alpine 4 Technologies, Ltd.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 5”) to respond to the Staff’s comments and to provide additional information.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 5.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 5.

Alpine 4 Technologies Ltd

Pro Forma Financial Statements, PF-1 to PF 4

1. We note your response to our comments 2 to 7. In light of the significance of the acquisitions of Clean Choice Solar, LLC, Paragon Fabricators Incorporated and Paragon Field Services, Inc., and that the acquisitions are probable, please include audit financial statements for the two most recent fiscal years pursuant to 8-04 of Regulation S-X. You should also present pro forma financial statements giving effect to the transactions, as required by Rule 8-05 of Regulation S-X. Refer to Article 11 of Regulation S-X for additional guidance in the preparation of pro forma financial statements.

Response to Comment No. 1

The Company updated Amendment No. 4 to discuss the transactions with Clean Choice Solar and the Paragon entities in response to the Staff’s prior comment letter dated October 30, 2015.  In that letter, the Staff requested that the Company disclose whether the Clean Choice Solar transaction and the transaction with the Paragon entities were “probable.” We note that the October 30 Staff letter did not reference Rule 8-04 in connection with the comments relating to whether the transactions were “probable,” although Rule 8-04 was referenced in connection with the significance tests requested.

In revising the Company’s disclosures in Amendment No. 4, the Company was not using the word “probable” as used in Rule 8-04 of Regulation S-X, but rather was using the word in its more common and general usage, meaning that the Company believed that it likely would close.  Additionally, the Company was cognizant of the fact that all the parties involved with both the Clean Choice Solar and Paragon entities transactions likely would read Amendment No. 4, and to disclose that the Company believed that either transaction was “not probable” would be extremely detrimental to the Company’s likelihood of completing the transactions.

On November 13, 2015, Park Lloyd, counsel for the Company, and I spoke with Mr. Littlepage about the use of the word “probable” in the Comment Letter and in the S-4, and disclosed the background and history of the two proposed transactions, as well as other prior transactions which are also described in the registration statement.  We disclosed that while the Company believes that the Clean Choice Solar and Paragon transactions are likely to close (meaning more likely than not), there remain significant items which are outside of the control of the Company that have not been completed or achieved.  We explained that we entered into definitive agreements in both transactions, which were required to attempt to obtain financing for the transactions.  We further explained that both transactions were subject to final due diligence and obtaining the required financing.  With respect to Clean Choice Solar, we discussed that the Company had previously worked on obtaining financing to close that transaction, but that the financing arrangements eventually fell through, and that while we continue to work with bankers to arrange financing, we do not have a definitive term sheet or a definitive commitment to finance that transaction. We also noted that with respect to the transaction with the Paragon entities, when the Company filed Amendment No. 4 on November 3, 2015, the Company believed that it would have a firm commitment for financing within two or three days.  However, the Company did not receive the firm commitment, and as of the date of this letter, did not have a definitive term sheet or a definitive commitment to finance the Paragon transaction.

In light of the elements required to close either of the transactions that are out of the control of the Company and the significant uncertainties in obtaining the financing required to close the transactions, we believe that neither the Clean Choice Solar transaction nor the Paragon transaction are “probable” as that term is used in Rule 8-04 or Rule 3-05 of Regulation S-X.  The Company does believe that the transactions are likely to close, and we are continuing to work to close these transactions, but note that in light of the significant requirements that are outside of the Company’s control, and in particular the financing requirements for both transactions, the Company cannot say that the transactions are “probable” as used in Regulation S-X.

In Amendment No. 5, the Company has revised the disclosures that were previously included in Amendment No. 4 to state that the Company believes that the two transactions are “likely” rather than probable.  The specific language used is as follows:

Clean Choice Solar

As of the date of this Registration Statement, the transaction with CCS had not closed. Although there can be no guarantees, management of Alpine 4 believes that the closing of the CCS transaction is likely, and that it is anticipated to be completed during the first quarter of 2016.

Paragon

As of the date of this Registration Statement, the transaction with the Paragon parties had not closed. Although there can be no guarantees, management of Alpine 4 believes that the closing of the Paragon transaction is likely, and that it is anticipated to be completed during the fourth quarter of 2015.

The Company does not believe that it is required to state that the transactions are “not probable,” even with a clarifying reference to Rule 8-04, due to the significant negative impact that such disclosure would cause to the negotiations with each of Clean Choice Solar and Paragon.  The Company’s management believes that the revised disclosure is accurate, that the closing of the two transactions are “likely” pursuant to the schedules listed, and that the disclosures include adequate cautionary language to note that there can be no guarantee that either transaction will close.

The Company commits to meeting its obligation to providing the required financial statements for the transactions as required by the rules and forms of the Commission.

Conclusion

The Company acknowledges the following:

-	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600), if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

Alpine 4 Technologies Ltd.

/s/Kent Wilson

Kent Wilson
CEO/CFO